GEOGLOBAL RESOURCES
200, 625 – 4 Avenue S.W.
Calgary, Alberta, Canada    T2P 0K2
May 2, 2012

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

GeoGlobal Resources Inc.
Registration Statement on Form S-3 (File No. 333-180600)

Ladies and Gentlemen:

On April 5, 2012, we requested the acceleration of the effective date of the above-referenced Registration Statement of GeoGlobal Resources Inc., a Delaware corporation (the “Company”) on Form S-3 (the “Registration Statement”) pursuant to Rule 461 of the Securities Act of 1933, as amended, to April 10, 2012 at 10:00 a.m. Eastern time or as soon thereafter as may be practicable.

We now respectfully withdraw that acceleration request.

If you have any questions regarding the foregoing, please contact Andrew J. Foley (212-373-3078) or Anat M. Aronowicz (416-504-0518) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

GeoGlobal Resources Inc.

By:	/s/ Paul B. Miller
	Name:	Paul B. Miller
	Title:	President and Chief Executive Officer

cc:  Andrew J. Foley, Esq.
              Paul, Weiss, Rifkind, Wharton & Garrison LLP